

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

May 3, 2007

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, MI 48304

>      **Re:    TriMas Corporation**
>             **Amendment No. 5 to Registration Statement on Form S-1**
>             **Filed May 1, 2007**
>             **File No. 333-136263**

Dear Mr. Sherbin:

We have reviewed your filing and have the following comments.

<u>Dilution, page 25</u>

1. Please provide us with your calculation of tangible net assets both before and after the transaction.

<u>Unaudited Pro Forma Financial Information, page 27</u>

2. Please disclose in a footnote, separately by type of security, the number of shares not included in arriving at pro forma diluted EPS for each period because they were anti-dilutive.

3. As noted on page 27, please tell us where you included the expected loss of approximately $7.6 million on extinguishment of debt in the adjustments to your pro forma balance sheet.  Otherwise, please revise your pro forma balance sheet and footnote disclosures accordingly.

You may contact Scott Watkinson at (202) 551-3741 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:     Jonathan A. Schaffzin, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005